Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Supervisory Board of
Siemens AG:
We consent to the incorporation by reference in the registration statement on Form S-8 of Siemens AG and subsidiaries (the Company) of our report dated November 21, 2008, with respect to the consolidated balance sheet of the Company as of September 30, 2008, and the related consolidated statements of income, income and expense recognized in equity and cash flows for each of the years in the two-year period ended September 30, 2008 and to the reference to our firm under the heading “Incorporation of Documents by Reference” in such Form S-8.
/s/ KPMG AG
Wirtschaftsprüfungsgesellschaft
Munich, Germany
December 3, 2009